EXHIBIT 2
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(Convenience Translation into English from the Original Previously Issued in
Portuguese)


ACCOUNTANTS' REVIEW REPORT

To the Board of Directors and Shareholders of Espirito Santo Centrais Eletricas S.A. - ESCELSA
Vitoria - ES

1. We have performed a special review of the Quarterly Information (ITR) of Espirito Santo Centrais Eletricas S.A. - ESCELSA and subsidiaries (parent company and consolidated) for the quarter ended March 31, 2003, prepared under the responsibility of the Company's management, in accordance with accounting practices generally adopted in Brazil, comprising the balance sheets, the related statements of income and the reports on performance.

2. Our review was performed in accordance with standards established by the Brazilian Institute of Independent Auditors - IBRACON, in conjunction with the Federal Accounting Council, and consisted principally of: (a) inquiries and discussions with the Company's management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, as to the criteria adopted in preparing Quarterly Information; and (b) a review of the information and subsequent events that had or could have material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the Quarterly Information referred to in paragraph 1 in order for it to be in accordance with the accounting practices adopted in Brazil, applied according to the standards issued by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of Quarterly Information.

4. As mentioned in Note 4, the Company and its subsidiary have recorded, as of March 31, 2003, accounts receivable in the amount of R$27,843 thousand (R$44,804 thousand consolidated) and accounts payable in the amount of R$17,272 thousand (R$21,993 thousand consolidated), relating to electric power sales and purchases operations conducted in the Electric Power Wholesale Market - MAE, based on preliminary information released by MAE and/or based on management estimates when MAE data was not available. These amounts are subject to modifications depending on the outcome of current judicial processes filed by energy market participants, with respect to interpretations of market regulations in effect. The settlement of these amounts was postponed due to new agreement between Brazilian Government and energy market participants. The success of this negotiation and settlement of the accounts depends on the financial capacity of energy market participants to settle their obligations.

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Espirito Santo Centrais Eletricas S.A. - ESCELSA                               2

5. On December 21, 2001 the Provisional Measure (Executive Order) no. 14 was issued, and converted into Federal Law no. 10.438 of April 26, 2002, providing, among other things, for the reestablishment, for the rationing period, of the financial-economic equilibrium of the electric power distribution companies, as guaranteed in the concession agreements. The detailed information and the effects of the General Agreement of the Electrical Sector relating to the rationing program on the financial position and results of operations are disclosed in Note 5.

6. We have previously audited the balance sheet (parent company and consolidated) related to December 31, 2002, and issued our auditors' report dated February 14, 2003, containing emphasis paragraphs related to the matters mentioned in paragraphs 4 and 5, above. We reviewed the statement of income (parent company and consolidated) for the quarter ended March 31, 2002, and issued our accountants' review report thereon dated May 14, 2002, containing emphasis paragraph related to the matter mentioned in paragraph 5, above.


/s/ Deloitte Touche Tohmatsu
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April 11, 2003